EXHIBIT 99.1

Stantec Institute to develop framework to analyze impacts of PFAS on wastewater

The study, sponsored by the National Association of Clean Water Agencies, is the first all-inclusive effort to evaluate the financial impacts of utility management and contaminant treatment strategies

EDMONTON, Alberta and NEW YORK, Sept. 08, 2022 (GLOBE NEWSWIRE) -- NYSE, TSX: STN

The National Association of Clean Water Agencies (NACWA) has selected the Stantec Institute for Water Technology & Policy to develop a cost analysis for estimating the effects of per- and polyfluoroalkyl substances (PFAS) on wastewater and biosolids management across the United States. The project will demonstrate compliance costs and illustrate the potential impacts on the clean water community and its ratepayers. Conclusions will serve as a resource for NACWA subscribers and utilities as well as federal, state, and local legislators and regulators that are currently addressing PFAS issues within their watersheds.

PFAS— known as “forever chemicals”— are a class of thousands of synthetic substances that have become ubiquitous in the production of industrial and consumer products. PFAS chemicals do not break down easily over time and studies are showing they create serious environmental and human health impacts.

“PFAS contamination has become a major health concern and politically charged issue, with regulatory guidance outpacing scientific knowledge and engineered treatment capabilities,” said Emily Remmel, director of regulatory affairs at NACWA. “State and federal PFAS legislative and regulatory actions are happening—absent cost-impact analyses—that will have a profound impact on the public clean water community and its ratepayers.”

Water resource recovery facilities (WRRFs) are a collection point for PFAS compounds that occur in industrial wastewater, municipal wastewater, stormwater, drinking water, and fire-fighting foams. Conventional wastewater treatment processes are ineffective in mitigating PFAS, and they are found in wastewater effluent and biosolids. Biosolids are most commonly used or disposed of through land application, landfilling, incineration, or other management practices.

Stantec’s Joan Oppenheimer will serve as principal investigator for the study. The study will focus on updating and expanding the 2019 NACWA PFAS cost publication by performing source control and biosolid cost assessment survey studies and conducting fact-finding workshops with NACWA subscribers. The team will also call on a committee of technical advisors to draft value-added reports outlining the technical readiness of PFAS capture/destruct technologies for implementation and a triple-bottom line assessment of PFAS-driven biosolids and source control handling alternatives.

“As the ultimate PFAS collection point, WRRFs have been left ‘holding the bag’ in terms of PFAS management. It is important that the industry has a clear understanding of the current cost implications of the situation,” said Oppenheimer, Stantec vice president. “Without validated treatment technologies to mitigate PFAS contamination in wastewater and sludge, the industry must focus on understanding the cost impacts of available options related to source control and pretreatment, along with acceptable biosolids management strategies.”

The project is expected to be completed in early 2023.

For the last decade, Stantec has incorporated a multi-sector viewpoint to provide PFAS solutions to municipalities; private sector industrial, energy, and waste-management clients; airports; and federal departments. The team’s international expertise spans clients in Canada, the United States, Australia, and Europe with specialty services through the spectrum of PFAS challenges, from the science of contaminated site assessment, risk assessment, and remedial solutions, to bench and pilot studies of treatment solutions, litigation support, and fire suppression system replacement options.

About Stantec

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About The National Association of Clean Water Agencies

For over 50 years, the National Association of Clean Water Agencies (NACWA) has been the nation’s recognized leader in legislative, regulatory, legal and communications advocacy on the full spectrum of clean water issues. NACWA represents public wastewater and stormwater agencies of all sizes nationwide. Our unique and growing network strengthens the advocacy voice for the public clean water sector and helps advance policies to provide affordable and sustainable clean water for all. Our vision is to advance sustainable and responsible policy initiatives that help to shape a strong and sustainable clean water future. For more information, visit us at www.nacwa.org.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the project described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward looking statements are provided herein for the purpose of giving information about the project referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact Ashley Warnock Stantec Media Relations Ph: (403) 472-0122 ashley.warnock@stantec.com	Investor Contact Jess Nieukerk Stantec Investor Relations Ph: (587) 579-2086 jess.nieukerk@stantec.com

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